December 1, 2004

direct dial: 281.681.5934
paubert@winstead.com

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Riedler:

     This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 (Registration No. 333-119861) filed by Zonagen, Inc. (the “Company”) on October 20, 2004 (the “Form S-1”), as set forth in your letter dated November 17, 2004 to Mr. Joseph Podolski (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Form S-1 (the “Amended Form S-1”), which includes changes that principally reflect responses to the Staff’s comments.

     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the responses refer to the Amended Form S-1.

     In addition to submitting this letter via EDGAR, simultaneously herewith we are sending to you via Federal Express three copies of each of this letter, the Amended Form S-1 (marked to show changes from the original filing) and the supplemental materials referred to in the responses to comments 6, 7, 9, 48 and 49.

General

1.	We note your references to certain rights to purchase Series One Junior Participating Preferred Stock that are attached to the registrant’s common stock. Please register these rights as separate securities on the registration statement cover page.

RESPONSE: As requested by the Staff, we have revised the cover page of the Amended Form S-1 accordingly.

2.	We note that while you are using Rule 457(o) to calculate your registration fee, the $14,840,000 of securities you are registering would appear to cover only 4,000,000 shares of common stock at $3.71 per share, and not the additional 600,000 shares to cover over- allotments. Please ensure that you register enough securities or denote a sufficient dollar amount, and include the over-allotment shares in your calculations.

RESPONSE: As requested by the Staff, we have revised the cover page of the Amended

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

Form S-1 accordingly and have sent additional monies to the Commission’s bank account to cover the increase in the registration fee.

3.	Please complete all of the blank sections of your filing prior to filing the next amendment.

RESPONSE: As requested by the Staff, we have completed all of the blank sections in the Amended Form S-1 other than pricing-related information.

4.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

RESPONSE: We hereby advise the Staff that we do not intend to include any graphic, visual or photographic information in the printed prospectus.

5.	In your amendments, please restate our comment and then explain the changes that have been made in response to that comment. Please also reference the page numbers in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

RESPONSE: As requested by the Staff, we have complied with this approach.

6.	Throughout the registration statement, you make certain claims about your products and their potential. Some of these statements are of the type that should be supported using third party sources or should be deleted. Set forth below is an illustrative and not an exhaustive list of statements that should be supported or deleted:

•	The most effective drugs on the market are GnRH agonists, like Lupron....”

•	“We believe Progenta may be superior to current therapies because it is non-invasive, has a positive side effect...”

RESPONSE: We respectfully submit to the Staff that the majority of the statements to which you are referring in this comment, such as “the most effective drugs on the market are GnRH agonists...”, are medical facts which are widely accepted in medical literature. We refer the Staff to the supplemental materials submitted with this letter as Exhibit 6 which contain the requested third-party support for our statements.

We supplementally refer the Staff to our responses to Comment Nos. 9, 48, 49, and 50 for additional information.

We have also revised the text to modify the claims about our products on pages 1 and 2 of the Amended Form S-1 and throughout the remainder of the Amended Form S-1, including on pages 35, 37, 38 and 39. In addition, we refer the Staff to the studies referenced in our responses to Comment Nos. 48-50, which we believe provide additional support for our assertions.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

7.	You state, “Our estimates of market share and market size in this prospectus are based on, in certain cases, public disclosure, industry and trade publications and reports prepared by third parties, which we believe to be reliable but have not been independently verified.” Please furnish us with copies of all source materials to which you refer, and list each of those sources in your response letter. Also, throughout the prospectus, in each instance in which you cite an estimate of market share or market size based upon one or more of these sources, name the source or sources, and attribute the estimates to the appropriate source.

RESPONSE: As requested by the Staff, we have named the sources in each instance in the Amended Form S-1 where we have cited an estimate of market size from a third party. For instance, on page 1 of the Amended Form S-1, we state, “According to The Endometriosis Association, endometriosis affects 5.5 million women in the United States and Canada and millions more worldwide.” We supplementally refer the Staff to our response to Comment No. 9 and to Exhibit 9, which includes third-party source materials for additional information.

We do not make any estimates of market share in the Amended Form S-1, and therefore have edited the disclosure on page i of the Amended Form S-1 accordingly.

The information on which we have relied in making our own estimates relating to market size, in the case of hysterectomies performed and the potential size of the testosterone replacement market, are attached to this letter as Exhibit 7. The sources cited in Exhibit 7 include:

•	a study from the Center for Disease Control;

•	an article published on emedicine.com;

•	the abstract of an article published in Clinical Therapeutics; and

•	various estimates of market size for testosterone replacement therapy from industry and scientific professionals.

8.	Supplementally, confirm to us that you are not disclaiming liability under the federal securities laws regarding any of the estimates that have not been independently verified and to which you refer in the quoted sentence in the immediately preceding comment. Also, delete the following language from the above referenced sentence: “which we believe to be reliable but have not been independently verified.”

RESPONSE: As requested by the Staff, we hereby confirm that we are not disclaiming liability under the federal securities laws regarding any of the estimates that have not been independently verified and to which we refer in the quoted sentence on page i of the prospectus. The disclosure on page i of the Amended Form S-1 has been revised accordingly.

9.	Throughout the registration statement, you cite other facts and figures to support your contentions. Some of these statements are of the type that should be supported using third party sources or, if the statements are estimates made by the Company, should be explained and supported as such. Set forth below is an illustrative and not an exhaustive list of statements that should be supported or deleted:

•	“...marketed by TAP Pharmaceuticals, which had sales of $787.8 million...”

•	“...marketed by Solvay Pharmaceuticals with sales of approximately $282

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

million...”

•	“...200,000 procedures annually...or about $1 billion to $1.5 billion annually.”

•	“18,000 myomectomies are performed annually in the United States...80% of patients presenting with this symptom...up to 10% of women who underwent an initial myomectomy...one quarter to one half of women had recurrence...”

RESPONSE: We have revised our disclosure on page(s) 1, 2, 36 and 37 in the document in relation to the sales of Lupron and Androgel to clarify that these data have been provided directly by the marketers of these products. As requested by the Staff, we have inserted references to third-party sources into the Amended Form S-1 where such references were previously lacking. For your convenience, we have provided supplementally copies of information from third-party sources as Exhibit 9.

Prospectus Summary, page 1
Overview, p. 1

10.	Please introduce the Overview section with a more comprehensive discussion of the Company and its business model. For example, you have said that the Company is “focused on the development of new drugs....” You should add disclosure describing the specific functions the Company would play in the development and commercialization process. We note that the Company will be outsourcing almost all functions to third parties. Please describe the functions the Company will provide and the functions that will be outsourced using collaborators, and mention specifically that you only have four full-time employees. In addition, you should disclose how the know-how for the Company’s products developed and who developed them. If another party developed your products or tools, such as the NIH, please disclose how you acquired them.

RESPONSE: As requested by the Staff, we have added new disclosure on page 1 of the Amended Form S-1 accordingly.

11.	In view of the fact that Progenta and Androxal are not approved by the FDA and are currently in clinical trials only, please do not assert that the Company’s products are safe or effective. As one example only, in your description of each product, you state your belief that each product “may be superior” to other types of care. Whenever you make a statement relating to the safety or efficacy of your products in the registration statement, you should revise such assertions to reflect that the results are preliminary and that the results of early studies are often reversed by the results of later studies. Additionally, you should clarify that all results are subject to review by the FDA, which may disagree with your conclusions about safety and/or efficacy. These qualifications should introduce any discussion of safety and/or efficacy.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

RESPONSE: As requested by the Staff, we have revised the disclosure relating to these types of claims on page 2 of the Amended Form S-1 and throughout the remainder of the Amended Form S-1, including on pages 2, 35, 37, 38, 39 and 40. In addition, we refer the staff to the studies referenced in Comment Nos. 48-50, which we believe provide additional support for our assertions.

12.	Much of the Prospectus Summary is technical and will be difficult for investors to understand. In accordance with the Plain English Rules, please revise the Summary to use simple language that investors will understand. As a few examples only, we note the following words and phrases as examples of language that should be simplified:

•	“uterine fibroids”

•	“endometriosis”

•	“gonadotropin releasing hormone agonists”

In some cases, you have explained terms subsequently in the registration statement. However, you should explain the terms the first time they appear in the filing.

RESPONSE: As requested by the Staff, we have revised our disclosure on page 1 of the Amended Form S-1 accordingly.

13.	Some of the information disclosed in this section is not appropriate for a Prospectus Summary. For example, your comparison of the benefits of Progenta and Androxal versus other types of care is information that may be included in the Business section (subject to the qualifications we have recommended), but provide too much detail for the Summary. In addition, the information comparing Progenta to placebo and Lupron in treating uterine fibroids should also be disclosed in the Business section and not in the Summary.

RESPONSE: As requested by the Staff, we have undertaken to shorten the disclosure you reference in your comment on pages 2 and 3 of the Amended Form S-1. However, we have left brief summaries concerning the status of and results of our clinical trials for Progenta and Androxal as we feel it is important for investors to receive such summary information in the prospectus summary. We have also undertaken to make clear that claims about our product candidates are based on preliminary data that could be reversed in larger studies and are subject to other qualifications recommended by the Staff.

14.	The agreement with the NIH should be an exhibit to the registration statement. Please revise.

RESPONSE: As requested by the Staff, we have referenced the license agreement with the NIH as well as other material agreements as exhibits on page II-2 of the Amended Form S-1 which we filed in prior filings under the Exchange Act with the Commission.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

We have incorporated by reference these exhibits from such prior filings.

15.	We note your use of the term “Phase I/II” regarding your recently completed and currently ongoing clinical trials regarding your two respective products. The use of the term “Phase I/II” should only be used if your trial met all the FDA requirements for a Phase II study. Please tell us whether or not your Phase I/II trial met all of the requirements of Phase II clinical trials. We note that Phase II trials typically involve administering the product under development to 100-300 participants, allowing for the evaluation of the effectiveness of the drug and determining the short-term side effects and risks. Has the FDA agreed that your respective studies were designed to meet the requirements of Phase II trials? For any of your studies not designed to meet all requirements of FDA approved Phase II clinical trials, please delete the references to “Phase I/II,” replace the references with the term “Phase I” and explain that the trials are designated to provide information related to the efficacy, not the effectiveness, of the product candidate. This comment also applies to your references to “Phase II/III” throughout the prospectus.

RESPONSE: We respectfully submit to the Staff that the FDA does not have definitive requirements for Phase I and Phase II trials. However, the FDA and other major international regulatory bodies recognize the guidelines promulgated by the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, commonly referred to as ICH guidelines. In general, the ICH guidelines provide that studies that are commonly referred to as “Phase I” studies are designed to test the acute toxicity of the compound in humans, in order to demonstrate safety of the product candidate. Studies that are commonly referred to as “Phase II” studies are designed to determine the most effective dose of a product candidate in order to produce a therapeutic effect. We believe our clinical trials for Progenta and Androxal are properly termed Phase I/II clinical trials as such studies were structured to demonstrate safety as well as efficacy at various dosing levels. Although some Phase II trials are performed on several hundred subjects, it is only necessary to test a population that will produce a statistically significant result in order to complete a successful Phase II trial. We and our contract research organizations conducting our clinical trials have based our protocols on the ICH guidelines, which are industry standard guidelines for conducting clinical trials on product candidates.

As requested by the Staff, we have changed the references to “Phase II/III clinical trials” throughout the Amended Form S-1 to refer to a “pivotal clinical trial.”

16.	At the end of the first paragraph, you should note that you have not yet filed an IND application regarding Progenta with the FDA and that if you do not obtain FDA approval for the IND, that you will not be permitted to begin the clinical trials to which you allude.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

RESPONSE: As requested by the Staff, we have added language on page 2 of the Amended Form S-1 accordingly.

17.	At the end of the second paragraph, state what will be required to demonstrate through larger-scale clinical trials that these product candidates are safe and effective for use in a diverse population before you can seek regulatory approvals for their commercial sale.

RESPONSE: As requested by the Staff, we have added language relating to our discussions with staff members of the FDA on Androxal on pages 2 to 3 of the Amended Form S-1 accordingly.

18.	In the subsection risks affecting us, please consider separating the risks into bullet points so that they are easy to distinguish.

RESPONSE: As requested by the Staff, we have added the bullet points on page 3 of the Amended Form S-1.

19.	In the “Risks Affecting Us” subsection, please add a sentence immediately after the first sentence that states that you have suffered substantial operating losses in the past and expect your operating losses to increase for at least the next few years.

RESPONSE: As requested by the Staff, we have added the bullet point language accordingly on page 3 of the Amended Form S-1.

Our Corporate Information, page 3

20.	Please expand this paragraph to state that you have never successfully commercialized any product.

RESPONSE: As requested by the Staff, we have added language on page 3 of the Amended Form S-1 stating that we have never successfully commercialized a product in the United States. In our prior collaboration with Schering Plough, we did have approved sales of VASOMAX in several foreign countries.

Risk Factors, page 9
General

21.	Please reorganize your Risk Factors grouping similar risk factors together and with the more important risk factors prior to the less important risk factors.

RESPONSE: As requested by the Staff, we have undertaken a reorganization of our risk factors from pages 7 through 17 to the extent we believe it enhances the disclosure by placing the more important risk factors before the less important ones.

22.	Please note that when you make disclosures for a particular risk factor, each risk factor should be customized for the Company. Accordingly, in addition to addressing the

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

comments below; please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business. For example, as noted in a subsequent comment, you have included a number of risk factors relating to your intellectual property that appear to be generic without referencing the specific challenge to your patents that has occurred. Your disclosure in those cases should not be generic but should be customized to the facts pertaining to the Company so that investors can understand the risk factors in their proper context. In your response letter, please identify each place where you make revisions pursuant to this comment and briefly explain the revisions you have made.

RESPONSE: As requested by the Staff, we have endeavored to make our risk factors more specific to the company, as outlined below.

On page 7, in the risk factor entitled “Our product candidates are at an early stage of development...”, we have added disclosure regarding animal studies that will be required before we conduct pivotal clinical trials for Androxal in humans in illustration of the additional time and money that may be required in order to commercialize our products.

On page 7, in the risk factor entitled “If we fail to obtain the capital necessary...”, we have expanded the disclosure to clarify that our capital needs will increase as we enter into pivotal clinical trials for Progenta and Androxal.

On page 10, in the risk factor entitled, “We face substantial uncertainty...”, we have provided examples of patents issued to us, patents licensed to us, and patent applications licensed to us in order to provide clarity to the reader of what assets of the Company these risks could effect.

On page 11, in the risk factor entitled, “Delays in the commencement of clinical testing...”, we have expanded the disclosure to give the reader examples of specific delays that have occurred in our clinical development plan to date, such as the requirement of the FDA that we conduct additional animal studies for Androxal as the compound is being considered a new chemical entity. We have also expanded the disclosure to highlight the fact that we have not yet obtained an IND for Progenta, and delays in that process specifically could affect our overall timeline for development.

On page 12, in the risk factor entitled, “Delays in the completion of, or the termination of, clinical testing...”, we have expanded the disclosure to highlight the risks associated with our clinical trials conducted in Poland, where, generally, quality standards may not be as high as for trials conducted in the United States, and may present additional risk in relation to U.S. regulatory requirements. We supplementally inform the Staff that, to date, we have experienced no failures in the conduct of our clinical trials in relation to regulatory requirements, nor do we believe our trials are being conducted under any less quality standards than trials conducted in the United States.

On page 14, in the risk factor entitled, “We currently rely on third-party manufacturers...”, we have expanded our disclosure to include the names of the manufacturers of our product candidates, in response to Comment No. 31, and we have additionally informed the reader that these products may require expertise in

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

manufacturing that could create delays should a change in manufacturer become necessary.

On page 15, in the risk factor entitled, “We rely on third parties to conduct clinical trials...”, we have expanded the disclosure to name those third parties whom we have engaged as contract research organizations.

We respectfully submit to the Staff that some of the risk factors we have included pertain to risks that could impact our business in the future, although to date there has been no such impact on our business. For instance, we have included a risk factor entitled “Raising additional funds by issuing securities or through collaborations and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish our proprietary rights.” We have not yet entered into any collaborations, so we cannot provide specific examples of our relinquishing proprietary rights as a condition of those collaborations. Therefore, in these cases it is not possible to provide specific disclosure on how these risks have affected our business.

23.	Where you lay out bullet points highlighting specific risk factors, please elaborate on any problems you are currently facing or have faced in the past relating to those bullet points. Please note that in doing so, your resulting disclosure might become significant enough to warrant a separate risk factor.

As one example only, we note that the bullet points set forth in the risk factor titled “Delays in the completion of, or the termination of, clinical testing...” appears to be generic. In that risk factor, you indicate that delays can occur based upon a variety of factors, including “ongoing discussions with the FDA or other regulatory authority....” If the Company has faced or expects to face problems with the scope or design of clinical trials, than the Company should describe those problems and explain how they have arisen (or might arise in the future), rather than providing a generic bullet point. Furthermore, the Company should undertake this analysis for all bullet points in the Risk Factors section. We may have further comments on your disclosure.

RESPONSE: As noted in our response to Comment No. 22, we respectfully submit to the Staff that we have endeavored to make our risk factors more specific to the Company. However, a number of the bullet points laid out on pages 8 through 13 of the Amended Form S-1 apply only to potential risks we have not yet faced in our current stage of development but may face in the future. Therefore, it is not possible to elaborate on problems we are facing or have faced in the past relating to those bullet points. For example, we have not faced any problems with the scope or design of our clinical trials to date, and we have no reason to expect to face any such problems in the future, but we believe it is nevertheless important to include these risk factors to warn potential investors of risks that may arise in the future for a biopharmaceutical company at our stage of development.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

Risks Relating to our Business, p. 6
“Our products are currently at an early stage of development...,” p. 6

24.	In this risk factor, you should include more disclosure relating to the difficulties associated with obtaining regulatory approvals generally. You should provide a brief description of the regulatory process and the fact that there are many uncertainties associated with the process. Please note, however, that much of these revisions may be made unnecessary if you move the risk factor “Because the data from preclinical studies” adjacent to this risk factor.

RESPONSE: At the request of the Staff, we have moved the risk factor “Because the data from preclinical studies...” accordingly.

25.	If you are not in compliance currently with all performance objectives and other obligations under the NIH agreement, so state.

RESPONSE: We hereby inform the Staff that we are currently in compliance and in good standing with the NIH.

“There is a patent holder that claims priority...” p. 6

26.	Please provide more information regarding the proceedings with the PTO. Specifically, please explain what you mean by “ex parte reexamination of the patent based on prior printed publications” and “non-final office action.” Please also update the disclosure as the November 9 deadline has now passed.

RESPONSE: As requested by the Staff, we have revised the disclosure on page 9 of the Amended Form S-1 accordingly.

“If we fail to obtain the capital necessary to fund our operations...,” p.7

27.	In the sources of funding you have described, you have not included the possibility of debt financing. Since debt is described as a possibility in a subsequent risk factor, it should be listed here as well.

RESPONSE: As requested by the Staff, we have added the possibility of debt financing in the risk factor on page 7 of the Amended Form S-1.

“Even if we successfully complete clinical trials...,” p. 10

28.	You should introduce this risk factor by explaining what an NDA is so that investors can place your disclosure in its proper context.

RESPONSE: As requested by the Staff, we have added language explaining what an NDA is on page 12 of the Amended Form S-1.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

“Our plan to use collaborations...,” p.10

29.	Currently, this risk factor describes the potential problems associated with collaborations. However, if the Company is currently dependent upon collaborators in a material way (such as the third party manufacturers and raw materials suppliers you describe in a subsequent risk factor), this risk factor should also discuss the risks associated with that dependence. You should describe the collaboration upon which you are dependent so that investors can understand the dependence and the risks associated with losing the collaboration. You should also describe the alternatives the Company would face if the collaboration were lost.

To the extent that you are substantially dependent on any third party for services, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. With respect to any third party collaborators, please disclose the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party. Please also disclose the term and termination provisions for each such agreement.

RESPONSE: We have moved this risk factor to be one of the last risk factors relating to our business. This risk factor is intended to address collaborations we plan to seek in the future with strategic partners to develop and commercialize our product candidates. We currently have no collaborations relating to development or commercialization of our product candidates. With respect to the materials we currently use and intend to use for our current and future clinical trials, we obtain compounds that have already been manufactured from third-party suppliers through purchase orders on an as-needed basis as is described in the risk factor on page 14 titled “Our product candidates have only been manufactured....” We have not entered into any collaborations or other agreements with our third-party suppliers or manufacturers. We also have not experienced problems to date in obtaining such materials, except with respect to the minor problems associated with the fact that Progenta is a novel compound as is discussed in the risk factor titled “Our product candidates require precise...” on page 14 of the Amended Form S-1. We have conducted our clinical trials with the use of contract research organizations (“CROs”) as described on page 47 of the Amended Form S-1 under the section heading “Scientific Advisors and Consultants.” We have added the names of these CROs to the risk factor titled, “We rely on third parties to conduct clinical trials...” which now appears on page 15 of the Amended Form S-1. In each of the risk factors noted above, we have discussed the risks associated with our dependence on third parties, and we addressed the alternatives the Company faces if such relationships were no longer available.

30.	In addition, you should describe any disadvantages the Company faces in negotiating these collaborations.

RESPONSE: As requested by the Staff, we have revised the risk factor on page 17 of the Amended Form S-1 accordingly.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

“We currently rely on third-party manufacturers...” p. 11

31.	In accordance with our prior comment, to the extent that you are substantially dependent on any third party for manufacturing services, please describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. In the Business section and in the Risk Factors section, you should name the manufacturer explicitly.

With respect to raw materials suppliers, please disclose the number of such suppliers in the marketplace and describe the alternatives the Company would face if the relationship with any supplier agreement was terminated for any reason. If any supplier would be difficult to replace, please name the supplier explicitly.

RESPONSE: We respectfully refer the Staff to our response to Comment No. 29, which is also responsive to this comment. We currently have no agreements with our suppliers other than purchase orders. As requested by the Staff, we have revised the disclosure to include the names of each of our largest suppliers of Progenta and Androxal.

32.	Please describe any problems you have had obtaining raw materials in the past or with third-party manufacturers.

RESPONSE: We are not aware of any problems that our suppliers of Progenta and Androxal have had in obtaining raw materials required for the manufacture of such compounds.

“We face substantial uncertainty...,” p. 13
“We cannot assure that our patents will not be challenged,” p. 13
“We cannot assure that our manufacture,” p. 13

33.	We note that your disclosure in these risk factors does not address the specific challenges the Company has faced, such as the one described in a previous risk factor regarding the competing patent claim. Please make sure that these risk factors are customized for the Company and reflect Company-specific facts that make these risks more or less likely to occur.

Specifically, please describe any problems you have had in the past with the risks you have posed in this section. Describe any claims that you have infringed on the intellectual property of others, that employees have disclosed trade secrets or other confidential information, and your failures to protect intellectual property rights, among other issues. Also disclose any facts currently in existence that could lead to any of the problems described in this section. Your disclosure need not be redundant with respect to other disclosure that you have already provided.

RESPONSE: As requested by the Staff, we have edited these risk factors, where

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

appropriate, to customize the disclosure for the Company. Other than the patent holder that claims priority over our Androxal patent, which is described in detail in a separate risk factor on page 9, we have not had any problems in the past with the risks posed in this section. We respectfully submit to the Staff that the risk factors included herein were included in the Registration Statement to address potential problems that could arise in the future with a biopharmaceutical company at an early stage of development.

“We face significant competition..., p. 14

34.	You state that you believe you compete favorably against the mentioned products of your competitors. Please delete this assertion. Your products are in early-stage testing, and in the case of your lead product, not even in the clinic in the United States.

RESPONSE: As requested by the Staff, we have deleted this assertion.

35.	Please also discuss any other competitive advantages possessed by your competitors, including with respect managerial skill and experience in relevant areas, if appropriate.

RESPONSE: We respectfully advise the Staff that we believe we have adequately and accurately discussed the competitive advantages of our competitors. The risk factor on page 16 of the Amended Form S-1 titled “We face significant competition...” contains the following language: “Many of our competitors have substantially greater research and development and regulatory capabilities and experience, and substantially greater management, manufacturing, distribution, marketing and financial resources, than we do.” We are not aware of any other material advantages possessed by them.

36.	In addition to the disclosure you have provided, if you have reason to believe that your primary competitors` products might have certain advantages relative to your products with respect to efficacy, safety, price or any other relevant criteria, you should disclose those disadvantages in this risk factor.

RESPONSE: We respectfully advise the Staff that we are unaware at this time of any disadvantages we face with Progenta and Androxal compared with our competitors’ products regarding safety, efficacy or price.

“We are thinly staffed..., “p. 15

37.	To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

RESPONSE: We respectfully advise the Staff that we have not had any problems retaining key employees in the past and have no knowledge that any of our key

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

employees will retire or leave in the near future.

38.	Please disclose the number of new employees that the Company plans to hire to fulfill its strategy for the next two years.

RESPONSE: As requested by the Staff, we have revised the disclosure on page 17 of the Amended Form S-1.

39.	In addition, you indicate that you will broaden expertise and extend manufacturing capabilities. Please expand this discussion to disclose specifically what your plans are in these regards.

RESPONSE: We respectfully advise the Staff that we did not intend to give the impression that we are planning to add manufacturing as an in-house capability. Such reference was to address the possibility of adding someone to supervise and manage the outsourced manufacturing of our products. However, in order to remove any possible confusion, we have removed the reference to manufacturing on page 17 of the Amended Form S-1.

Risks related to the offering, p. 16
“Anti-takeover provisions...,” p. 17

40.	Please disclose whether any of the described provisions could have the effect of creating entrenched management that will be difficult to remove.

RESPONSE: As requested by the Staff, we have revised our disclosure on page 19 of the Amended Form S-1 accordingly.

41.	Explain the risks posed by the rights plan and Delaware statute and explain what effect preventing a change of control could have on investors.

RESPONSE: As requested by the Staff, we have revised our disclosure on page 19 of the Amended Form S-1 accordingly.

Use of Proceeds, p. 29

42.	Please provide more disclosure relating to your “Use of Proceeds.” In light of the information contained in the Prospectus Summary and Business sections, it appears that the Company has clearly defined objectives for its product development programs. We believe that the proceeds used to achieve these strategic goals are estimable and material to investors, particularly in light of your disclosure in “Product Candidate Development Timeline.” Accordingly, you should revise your disclosure to include these estimates, even within the broad categories you have currently identified.

Please be as specific as possible and disclose the proceeds you currently intend to use by

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

dollar amount for each development program you are currently engaged in and disclose what stages in the development process you will reach in each program based upon this amount of proceeds. We may have further comments on your disclosure.

RESPONSE: As requested by the Staff, we have revised our disclosure on page 22 of the Amended Form S-1.

Managements Discussion and Analysis..., page 27
General

43.	We note your references to out-licensing agreements in the Business section. If you have a reasonable expectation that you will receive or be required to make a significant payment that would be material, including any royalty or milestone payments, you should describe the event and the amount of the payment you expect to make or receive in Management’s Discussion and Analysis.

RESPONSE: We respectfully advise the Staff that we have not identified any viable potential candidates for outlicensing our products at this time. As a result, we have no way of quantifying with any reasonable level of confidence any royalty or milestone payments that would be associated with such licenses.

Overview, p.27

44.	Currently, your MD&A Overview discusses your product candidates and their respective developmental stages. In a recent release called “Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the staff stated that “the development of MD&A disclosure should begin with management’s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company’s current and prospective financial position and operating results.” Release Nos. 33-8056; 34- 45321; FR-61.

Accordingly, the MD&A overview should include disclosure on the key points that are covered in greater detail in the MD& A section, with emphasis on the key trend and analytical points as well as on the “potential effects of known trends, commitments, events and uncertainties...” We may have further comments on your revisions.

RESPONSE: As requested by the Staff, we have revised our discussion on page 28 of the Amended Form S-1 accordingly.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

Liquidity and Capital Resources, p.30

45.	We note your statement that the proceeds of the offering will fund the Company until the end of 2005 and that the primary sources of cash will be from securities offerings. However, if you believe that there may be additional sources or uses of funds beyond what you have disclosed, you should also provide a more detailed explanation of the sources and uses of funds for this period.

According to the release referenced above, “MD&A disclosures should not be overly general. For example, disclosure that the registrant has sufficient short-term funding to meet its liquidity needs for the next year provides little useful information. Instead, registrants should consider describing the sources of short-term funding and the circumstances that are reasonably likely to affect those sources of liquidity.” In accordance with the staff’s statement, you should include disclosure that describes an analysis of the circumstances that might affect liquidity.

RESPONSE: As requested by the Staff, we have revised our disclosure on page 32 of the Amended Form S-1 accordingly.

Business, p. 33
Our Product Candidates, p. 35

46.	Your discussion of the clinical trials should include further context so that investors can properly understand your descriptions. For example, you should explain what you mean when you refer to 30 patient, randomized clinical trials, the placebo groups, “blinded” studies and washout assessments. Please include explanations of these terms along with any other terms and phrases that will provide investors with the proper context to understand your disclosure.

RESPONSE: As requested by the Staff, we have revised our disclosure on page 38 of the Amended Form S-1 accordingly.

47.	In addition to merely explaining these terms, you should also describe their implications in the context of the clinical trials. For example, in your discussion of the clinical trials for Androxal, you mention trials testing 52 hypogonadal men. When making this disclosure, you should disclose information regarding the sample size and your ability to draw definitive conclusions regarding the tests based on sample size. Similar analyses should be provided for the other aspects of the trials, such as dividing the patients into different arms, open label treatments, and other features you mention.

RESPONSE: We respectfully advise the Staff that our revisions referenced in Comment No. 46 above also apply to this comment and were included in the additional language.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

48.	Supplementally, please provide independent third-party support for the following assertions or delete them.

•	Unlike Progenta, GnRH agonists create a low estrogen, menopausal- like state in women.

•	GnRH agonists tend to promote bone loss and cannot be used for more than six months at a time.

•	When women cease treatment with GnRH agonists, fibroids rapidly regenerate and symptoms associated with endometriosis quickly reappear.

•	Androxal avoids the abnormally high peaks in testosterone levels and the elevated levels of dihydrotestosterone, or DHT, which result from use of current testosterone replacement therapies.

RESPONSE: We respectfully advise the Staff that we base our beliefs on the following data and studies:

All agents in the class known as GnRH agonists work by creating a temporary anovulatory state, i.e., an interruption of menstruation and normal cyclic ovarian ovum release. This drug-induced anovulation is well-known and as outlined by S.S.C.Yen in his textbook, Reproductive Endocrinology, 3rd Edition (Yen and Jaffe, eds.), results in a menopausal-like state in women that is characterized by low blood levels of estrogen.

This condition, although reversible, limits drug use to about six months due to the loss of bone mineral density that typically occurs in this hypoestrogenic state. See Yen article cited above.

As noted by Yen, equally discomforting is the rapid re-growth of fibroids after GnRH agonist treatment ceases. The same disease relapse occurs in women who stop taking GnRH agonists for the treatment of endometriosis (www.nichd.nih.gov/publications/pubs/endometriosis).

Subcutaneous implants result in variable levels of testosterone including both sub- and supra-physiological levels of testosterone (Nieshlag, Journal of Clinical Endocrinology and Metabolism, 84: 3443, 1998) and require frequent injection. Transdermal patches allow for a more stable level of testosterone but are

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

associated with considerable skin irritation (Meikle et al. Journal of Clinical Endocrinology and Metabolism, 74: 623, 1992). AndroGel provides a good profile of testosterone although the level of another male hormone, 5#-dihydrotestosterone (DHT), is elevated as compared to testosterone itself, albeit in the normal range (Wang et al., Journal of Clinical Endocrinology and Metabolism, 89:2085, 2004) and the treatment requires topical application with the chance of transfer to a partner. DHT has been associated with prostate disease (Marcelli and Cunningham et al., Journal of Endocrinology and Metabolism, 84:3463, 1999). As noted on pages 40 to 41 of the Amended Form S-1, our trials to date have not demonstrated elevated levels of DHT or abnormal peaks of testosterone.

Please refer to Exhibit 48 to this letter for copies of the above-referenced support.

49.	Supplementally, please provide the basis for the following beliefs or delete them.

•	the endogenous production of testosterone through a compound like Androxal would not provide the significant negative feedback via administration of high concentrations of exogenous testosterone (as with Androgel), which has been linked to numerous potential adverse effects, including shrinkage of the testes.

•	that Androxal has the greatest potential to restore near normal levels of testosterone, in as close to a natural process as possible, by restoring testicular production of testosterone, and that Androxal could be the first significant therapy approved in this market that treats testosterone deficiency in this manner.

RESPONSE: Our recent clinical trial for Androxal indicates that Androxal does not negatively influence the pituitary hormones that stimulate the testes. AndroGel, which supplies exogenous testosterone, has been shown to suppress pituitary leutinizing hormone (LH) and follicle-stimulating hormone (FSH) (Wang et al., Journal of Clinical Endocrinology and Metabolism, 89:2085, 2004), hormones long-understood to stimulate the testes to produce testosterone and sperm. Our recent clinical trial for Androxal indicates that, in connection with Androxal, in men with low testosterone that neither LH nor FSH are suppressed and that LH increases significantly after only 14 days of treatment while FSH tends to increase. These increases in pituitary hormones are well within the normal range. We believe that endogenous production of testosterone through the antiestrogenic Androxal is different than the situation with AndroGel where exogenous high serum testosterone suppresses the pituitary through the well-known negative feedback loop (Veldhuis, Infertility in the Male, 3rd Edition, Lipschultz and Howard, eds., 1997). We believe that increases in FSH might stimulate growth of seminiferous tubules of the testes, thus altering sperm count and testes size in men with low sperm counts and shrunken testes. Thus, we believe that Androxal has the potential to restore normal levels of testosterone through restoration or enhancement of normal pituitary function. Androxal would be the first significant therapy approved in this market that treats testosterone deficiency by restoring production of testosterone not merely replacing it.

We infer from the results of our clinical study in men with low testosterone that Androxal

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

raises serum testosterone in hypogonadal men by acting through the pituitary to enhance production of LH and possibly FSH from that organ. We believe that it is superior to the current therapies on the market for the following reasons:

•	Levels of testosterone were shown in our study to stay within the normal range of 300-1000 ng/dl (Zonagen data, confidential) in distinction to therapies in use currently that demonstrate wide fluctuations in testosterone levels (see Nieshlag, Journal of Clinical Endocrinology and Metabolism, 84: 3443, 1998).

•	Levels of DHT due to Androxal were shown in our study to be elevated less than those observed with AndroGel in the same study (Zonagen data, confidential) and less than observed by others previously (Wang et al., Journal of Clinical Endocrinology and Metabolism, 89:2085, 2004).

Please refer to Exhibit 49 to this letter for copies of the above-referenced support.

50.	On page 37, you state that you believe Androxal is superior to the current therapies on the market because it does not cause the same abnormal peaks in blood testosterone levels as current testosterone replacement therapies. It appears that you do not have enough data or information to support this assertion and that you should delete it.

RESPONSE: We respectfully refer the Staff to our responses to Comment Nos. 48 and 49, which we believe provide sufficient data to support our stated belief that Androxal is superior to current treatments. However, we have revised our language on pages 2, 35 and 39 of the Amended Form S-1 to state instead that we believe Androxal may have advantages over current treatments.

Agreement with National Institutes of Health, p. 39

51.	Discuss the development plan, objectives and conditions to which you allude in this subsection.

RESPONSE: As requested by the Staff, we have revised our disclosure on page 42 of the Amended Form S-1 accordingly.

Management, p. 45

52.	Please disclose what Mr. Lavotha has been doing professionally, if anything, since April 2003. Also, provide similar disclosure for the past five years regarding Ms. Masterson. See Item 401 of Regulation S-K.

RESPONSE: As requested by the Staff, we have added disclosure regarding Mr. Lavotha’s activities since April 2003 on page 49. In addition, we have reorganized Ms. Masterson’s disclosure to clarify her current position and professional experience for the past five years on page 49.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

Board Committees, p. 47

53.	Provide more disclosure regarding each of your board committees, including who the members of each of the committees are.

RESPONSE: As requested by the Staff, we have added disclosure on pages 50 and 51 of the Amended Form S-1 accordingly.

Employment Agreements, p. 49

54.	Please disclose the dates you entered the employment agreements with Messrs. Podolski and Ploth and file them as exhibits to the registration statement. See Item 601(b)(10)(iii)(A) of Regulation S- K.

RESPONSE: As requested by the Staff, we have added the disclosure on page 53 of the Amended Form S-1 relating to Mr. Podolski and Mr. Ploth’s employment agreements accordingly and have added their agreements to the Exhibit Index to the Amended Form S-1. These agreements were previously filed in Exchange Act filings with the Commission.

Principal Shareholders, p. 50

55.	Please identify the natural person(s) who are the beneficial owners of the shares held by BVF Partners LP.

RESPONSE: As requested by the Staff, we have identified the natural person who manages the funds controlled by BVF Partners LP on page 55 of the Amended Form S-1.

56.	You state that your certificate of incorporation, bylaws and stockholder rights plan contain provisions that are designed to make it more difficult and time-consuming for a person to obtain control of your company and that the provisions of these documents are summarized in the prospectus. We are unable to find the summaries of your certificate and bylaws, and the summary of your rights plan does not appear complete. Please revise to include the summaries and describe the provisions to which you refer.

RESPONSE: As requested by the Staff, we have revised our disclosure on pages 56 through 59 of the Amended Form S-1 accordingly.

57.	You state that potential investors should read your certificate of incorporation, bylaws and stockholder rights plan in their entirety for a complete description of the rights of holders of your common stock. Either delete this statement or expand your disclosure to state that all material terms of these documents are disclosed in the prospectus.

RESPONSE: As requested by the Staff, we have revised this statement on page 57 of the Amended Form S-1 accordingly.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

Shares Eligible for Future Sale, p. 53

58.	Please disclose the number of shares that will be subject to the lock-up agreements.

RESPONSE: As requested by the Staff, we have added the disclosure on page 59 of the Amended Form S-1 relating to the number of shares subject to lock-up agreements following the offering.

Rule 144

59.	It appears that the registrant has been subject to the Exchange Act filing requirements for at least 90 days. Please see Rule 144(c)(1) and revise your disclosure accordingly.

RESPONSE: As requested by the Staff, we have revised our disclosure regarding Rule 144 on page 59 of the Amended Form S-1 accordingly.

60.	Please disclose the number of shares that can be sold pursuant Rule 144 and Rule 144(k) at the following times.

•	The date of the final prospectus

•	90 days after the registration statement is declared effective

•	180 days after the registration statement is declared effective

RESPONSE: As requested by the Staff, we have added the disclosure and related table relating to shares available for sale into the public market on page 59 of the Amended Form S-1.

Underwriting, page 53

61.	In the final paragraph of the section, you reference “selling group members.” Please disclose who these persons are or delete references to them in the registration statement.

RESPONSE: As requested by the Staff, we have deleted the reference to “selling group members” on page 61 in the Amended Form S-1.

62.	At the top of page 54, you state, “After the shares of common stock are released for sale to the public, the underwriter may vary the offering price and other selling terms from time to time.” Please explain to what “other” selling terms you are referring, how those terms could be varied and what affects this could have on investors.

RESPONSE: The Company advises the Staff that after the shares are released for sale to the public, the underwriters may be left with unsold allotments of shares. To sell any such unsold allotments, the underwriters may reduce the public

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

offering price, which may result in a corresponding adjustment of the concession and reallowance offered to securities dealers. The Company respectfully submits that the adjustment of these other selling terms should not have any effect on the investors in this offering.

63.	We note that the underwriters have arrangements with third parties to host or access your preliminary prospectus on the Internet. Please identify the underwriter’s internet address. Please also describe the material terms of the agreement that allows for such electronic hosting and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

RESPONSE: The Company does not currently have, and the underwriters have informed the Company that they do not currently have, any arrangement with a third party to host or access the preliminary prospectus on the Internet. The underwriters intend to make available on their own websites the prospectus in electronic form. The availability of the prospectus in electronic form is intended only as a convenience for prospective investors, similar to the availability of the prospectus in EDGAR format on the Commission’s website. Accordingly, the Company has clarified the disclosure and identified the underwriters’ Internet addresses, as requested by the Staff, on page 61 of the Amended Form S-1.

64.	We note that the underwriters may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. If they do so, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

RESPONSE: The underwriters have informed the Company that only a preliminary prospectus may be delivered electronically and only to customers of WR Hambrecht + Co, LLC who have previously consented in writing to receive preliminary prospectuses in electronic form. The underwriters have assured the Company that they will deliver a final prospectus in paper format to any persons who express an indication of interest in the offering and are expected to receive a final confirmation of sale, which also will be delivered only in written format. The underwriters have further informed the Company that they will not be seeking indications of interest or conditional offers through their websites and will not be accepting orders or arranging for the payment of the purchase price online.

65.	Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD- ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 1, 2004

RESPONSE: The underwriters have informed the Company that, except as stated in response to Comment Nos. 63 and 64 and as stated on page 61 of the Amended Form S-1, they do not intend to use any form of prospectus other than printed copies.

     We are hopeful that our responses in this letter, and the revisions we have made in the Amended Form S-1, are responsive to your comments. Please acknowledge the receipt of this response by stamping the enclosed copy of this letter and returning it in the enclosed envelope. If you have any further questions or comments, please do not hesitate to call me at (281) 681-5934. Thank you very much for your attention and prompt response to this matter.

Sincerely yours,

Paul D. Aubert, Esq.

Enclosures

cc:	Joseph S. Podolski President & Chief Executive Officer, Zonagen, Inc.